UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28576 / January 6, 2009

_____

In the Matter of   :
                                                                                                          :
TWB INVESTMENT PARTNERSHIP, L.P.   :
TWB INVESTMENT PARTNERSHIP II, L.P.   :
PERKINS COIE LLP   :
1201 Third Avenue, 40th Floor   :
Seattle, Washington 98101   :
                                                                                                          :
(813-332)   :
                                                                                                          :
_____   :

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

TWB Investment Partnership, L.P., TWB Investment Partnership II, L.P. (collectively, the
"Investment Funds"), and Perkins Coie LLP filed an application on April 3, 2001, and
amendments to the application on February 6, 2004 and November 26, 2008, requesting an order
under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an
exemption from all provisions of the Act, except section 9 and sections 36 through 53, and the
rules and regulations under the Act. With respect to sections 17 and 30 of the Act and the rules
and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in
the application. The order exempts the Investment Funds, each of which is an "employees'
securities company" within the meaning of section 2(a)(13) of the Act, from certain provisions of
the Act.

On December 9, 2008, a notice of the filing of the application was issued (Investment Company
Act Release No. 28528). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by TWB Investment Partnership, L.P., <u>et al.</u> (File No. 813-332), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary